2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

December 22, 2014

Via EDGAR Transmission

Sheila Stout
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Optimum Fund Trust
File Nos. 333-104654/811-21335

Dear Ms. Stout:

On behalf of Optimum Fund Trust (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s latest annual shareholder report, which was filed on June 9, 2014 on Form N-CSR (the “Annual Report”).  Each Staff comment is summarized below in bold, followed by the Registrant’s response to the comment.

1.           Comment:  Note 7 to the Financial Statements states that the Optimum Fixed Income Fund had two unfunded corporate loan commitments as of the end of the fiscal year.  Consistent with the June 2006 AICPA panel statements, the Registrant’s future shareholder reports should include either a footnote in the schedule of investments or an explanation in the notes to financial statements stating any outstanding commitment amounts and their fair values.

Response:  In future reports, the Registrant will include information about the outstanding balance and fair value of any unfunded commitments in a footnote in the schedule of investments.

2.           Comment:  Explain why the Funds’ Class A shares gross expenses and the Funds’ net expenses shown in the Annual Report do not match the fee table expenses in the Registrant’s current prospectus.

Sheila Stout
December 22, 2014

Response:  The gross expenses of the Funds’ Class A shares shown in the current prospectus do not match the Annual Report because Rule 12b-1 fee for the Funds’ Class A shares was reduced permanently from 35 basis points to 25 basis points effective January 1, 2014 and so the Class A gross expenses shown in the Annual Report do not reflect the full year effect of the fee reduction.  With respect to the Funds’ Class B shares, the Funds’ distributor contractually agreed to limit the Class B shares’ 12b-1 fees to 25 basis points during the second half of 2013.  As a result, the Funds’ Class B shares’ net expenses shown in the Annual Report do not match the current prospectus.  The reason that the Funds’ net expenses shown in the current prospectus do not match the Annual Report is that (i) the prospectus shows the full year effect of the changes in the 12b-1 fees charged for Class A and Class B shares; and (ii) the Funds’ investment manager agreed to increase the fees it waives and/or reimburses each Fund for the period from July 29, 2014 through July 29, 2015.

3.           Comment:  Confirm whether the fee waiver and/or expense reimbursements of the Registrant’s investment manager and distributor may be recouped.  If so, explain the terms of such recoupment right.  Note that if a recoupment may be made more than three years after the waiver or reimbursement, such recoupment must be booked as a liability.

Response:  Neither the Registrant’s investment manager nor its distributor are entitled to recoup amounts waived and/or reimbursed.

*           *           *

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in the Annual Report; (ii) Staff comments on the Annual Report, or changes to the Annual Report in response to Staff comments thereto, do not foreclose the SEC from taking any action with respect to the Annual Report; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of the Annual Report.

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Daniel Geatens
A.G. Ciavarelli, Esq.
Delaware Investments